Building Materials Corporation of America Adversary Proceeding

The T. Rowe Price High Yield Fund and the T. Rowe Price Institutional High Yield Fund (“Funds”) have been named as defendants in an adversary proceeding in the Building Materials Corporation of America (“BMCA”) bankruptcy case, which is pending in New Jersey. Seven separate accounts and sub-advised clients have also been named. The complaint alleges that holders of notes issued by BMCA were the recipients of fraudulent transfers of interest payments. The complaint relates to a restructuring that prevented asbestos claimants from obtaining assets of BMCA. We have been aware of the case since the spring 2005, when State Street Bank and Trust Company (“State Street”), the Funds’ custodian, was named in the adversary proceeding. In the summer of 2005, State Street informed us that it was served with discovery seeking the identity of the beneficial owners of certain BMCA notes. The complaint has been amended to include all note holders as defendants. There are now hundreds of defendants in the proceeding, including many of our competitors.

We are participating in a joint defense group. Plaintiffs have offered standstill agreements to three of our clients, because their holdings are minimal. The maximum potential liability is the face value of the bonds held, plus interest received. The Funds no longer hold the bonds; however, the face value of the bonds held by the Funds was approximately $5.6 million. Interest received was approximately $84,000, and our profits from the sale of the bonds (a loss) plus interest is approximately $50,000 total.

The U.S. District Court issued an Opinion vacating a June 2004 Order by the U.S. Bankruptcy Court, which had allowed this action to proceed. The District Court’s Opinion vacated the Order by the Bankruptcy Court, which had authorized the fraudulent conveyance claims against BMCA bondholders. The immediate impact on the District Court’s Opinion is unclear because the case has also been remanded to the Bankruptcy Court to make further findings regarding whether or not to allow the claims against the bondholders to proceed. However, the matter has been stayed while a global settlement is being negotiated among various parties relative to the asbestos claims.

Adelphia Recovery Trust v. Bank of America, N.A., et al.

T. Rowe Price Institutional High Yield Fund and T. Rowe Price High Yield Fund (“Funds”) are defendants in a lawsuit brought by Adelphia Recovery Trust on October 31, 2007 against hundreds of defendants in the United States District Court for the Southern District of New York. The lawsuit seeks to recover principal and interest paid by Adelphia on its bank debt. The complaint asserts claims under federal statutes, including the Bank Holding Company Act, state common law, and various provisions of the Bankruptcy Code. The plaintiffs seek avoidance and recovery of payments, equitable subordination, disallowance and re-characterization of claims, and recovery of damages in an unspecified amount. The primary focus of the complaint is the agent and investment banks, which structured co-borrowing credit facilities for the Adelphia entities. The Funds have been named as purchasers of Adelphia’s bank debt. It is our view that T. Rowe Price did not breach its standard of care in purchasing Adelphia bank debt for the Funds; therefore, any final liability, whether judicially determined or by settlement, would be born by the Funds and not by T. Rowe Price. The Funds plan to file a motion to dismiss the complaint.